Exhibit 99.1

August 17, 2015

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on Monday, September 21, 2015 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our Board of Directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on August 13, 2015 are entitled to notice of and vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely, AVISHAI ABRAHAMI Chairman of the Board of Directors

Notice of Annual General Meeting of Shareholders
To be Held on September 21, 2015

(As published on August 6, 2015)

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Annual General Meeting of Shareholders (the “Meeting”) of Wix.com Ltd. (the “Company”), to be held on Monday, September 21, 2015 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to re-elect Yuval Cohen and Roy Saar as Class II directors to serve until the 2018 annual meeting of shareholders;

(2)	to approve amendments to the Company’s Indemnification Agreement for directors and officers; and

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015; when this proposal is raised, you will also be invited to discuss our 2014 consolidated financial statements.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 13, 2015.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 13, 2015, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card attached hereto.  If you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 13, 2015, or which appears in the participant listing of a securities depository on that date, you may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

Our Board recommends that you vote FOR each of the above proposals, which are described in the Proxy Statement.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  A copy of the Proxy Statement (which includes the full version of the proposed resolutions) and a proxy card is attached hereto.  Shareholders may also review the Proxy Statement on the “Investor Relations” portion of our website, www.wix.com or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.  The Proxy Statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office no later than 11:59 p.m. EST on September 20, 2015 to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

August 6, 2015

By Order of the Board of Directors, AVISHAI ABRAHAMI Chairman of the Board of Directors

Proxy Statement
______________

Annual General Meeting of Shareholders
To Be Held on September 21, 2015

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Wix.com Ltd. (the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”) to be held on Monday, September 21, 2015 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”).  .

This Proxy Statement, the attached Notice and the enclosed proxy card or voting instruction card are being made available to holders of Wix Ordinary Shares, on or about August 17, 2015.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on August 13, 2015.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 13, 2015, or which appears in the participant listing of a securities depository on that date.  You can vote your Ordinary Shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments thereof.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	to re-elect Yuval Cohen and Roy Saar as Class II directors to serve until the 2018 annual meeting of shareholders;

(2)	to approve amendments to the Company’s Indemnification Agreement for directors and officers; and

(3)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015; when this proposal is raised, you will also be invited to discuss our 2014 consolidated financial statements.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On August 13, 2015, we had a total of 39,694,307 Ordinary Shares issued and outstanding.  Each Ordinary Share outstanding as of the close of business on the record date is entitled to one vote on each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment).  At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Ordinary Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote such Ordinary Shares.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each proposal.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Who Can Vote

You are entitled to be notified about the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 13, 2015.  You are also entitled to be notified about the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 13, 2015, or which appear in the participant listing of a securities depository on that date

How You Can Vote

You can vote your Ordinary Shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for Ordinary Shares held by you as a record holder as compared to Ordinary Shares held in “street name” (through a broker, trustee or other nominee). If your Ordinary Shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those Ordinary Shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.   If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered, with respect to those Ordinary Shares, a beneficial owner.  In such case, these proxy materials are being forwarded to you, together with a voting instruction form, by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share registry), you can submit your vote by completing, signing and submitting a proxy card to American Stock Transfer & Trust Company, the registrar and transfer agent for our Ordinary Shares.  Attached is the proxy card for the Meeting that is being solicited by our Board.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. EST on September 20, 2015.

If you provide specific instructions (by marking a box) with regard to the proposals, your Ordinary Shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions your shares will be voted in favor of each proposal in accordance with the recommendation of the Board.  The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If your Ordinary Shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name”, and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.  You may also be able to submit voting instructions to your bank, broker or other nominee by phone or via the Internet as indicated on the proxy card or the voting instruction card.  Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions.

Because a beneficial owner is not a shareholder of record, you may not vote those Ordinary Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Ordinary Shares, giving you the right to vote such Ordinary Shares at the Meeting.  Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Ordinary Shares.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Eitan Israeli, Secretary, at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting.  Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold Ordinary Shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Voting Results

The final voting results will be reported following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 17, 2015.  Certain officers, directors, employees and agents of Wix, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our website, www.wix.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF
 CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of Ordinary Shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding Ordinary Shares, and (ii) all of our directors and executive officers as a group, as of August 13, 2015.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Wix.com Ltd., 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percentage of Ownership (2)
Entities affiliated with Mangrove Capital Partners (3)	8,269,272	20.8%
Entities affiliated with Bessemer Venture Partners (4)	6,366,172	16.0%
FMR LLC (5)	3,766,733	9.5%
Entities affiliate with Steadfast Capital Management (6)	3,334,462	8.4%
All executive officers and directors as a group (13 persons) (7)	11,544,588	27.4%
   _____________

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table, and to restricted share units (RSUs) that are exercisable within 60 days of the date of this table, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 39,694,307 Ordinary Shares issued and outstanding as of August 13, 2015.

(3)
Based on a Schedule 13D filed by Mangrove II Investments Sarl on February 25, 2014 and other information available to us, shares beneficially owned consists of 8,110,689 shares held by Mangrove II Investments Sarl, 35,282 options to purchase shares held by Mangrove II Investments Sarl exercisable within 60 days of August 13, 2015, and 123,301 shares held by Mangrove Partners SCSp. Mangrove II Investments Sarl is a limited liability company incorporated and organized under the laws of Luxembourg. Mangrove II S.C.A. SICAR is the owner of 100% of the share capital of Mangrove II Investments Sarl. Mangrove II S.C.A. SICAR is a fund incorporated and organized under the laws of Luxembourg in the form of a partnership limited by shares and regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Mangrove II S.C.A. SICAR is managed by Mangrove II Management S.A., a limited liability company incorporated and organized under the laws of Luxembourg. The members of the board of directors of Mangrove II Management S.A. are Mark Tluszcz, Gerard Lopez and Hans-Jürgen Schmitz. Mangrove Capital Partners’ address is 31 Boulevard Joseph II, L-1840, Luxembourg.

(4)
Based on a Schedule 13G filed by Deer & Co. Ltd. on February 17, 2015 and other information available to us, consists of 5,459,956 shares held by Bessemer Venture Partners VII L.P. and 888,826 shares held by Bessemer Venture Partners VII Institutional L.P. (together, the “BVP Funds”) and 1,704 shares underlying RSUs and options to purchase 15,686 shares each beneficially owned by an entity affiliated with the BVP funds, each of which RSUs vest and options are exercisable within 60 days of August 13, 2015. Deer VII & Co. L.P is the general partner of the BVP Funds. Deer VII & Co. Ltd. is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd. Investment and voting decisions with respect to the shares held by the BVP Funds are made by the directors acting as a committee and as such the directors may be deemed to be beneficial owners of the shares held by the BVP Funds. The address for the BVP Funds entities is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538. Bessemer Venture Partners’ address is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(5)
This information is based upon a Schedule 13G filed by FMR LLC (“FMR”), with the SEC on February 13, 2015. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210. Pursuant to the Schedule 13G, FMR has sole voting power over 225,042 shares and sole dispositive power over 3,766,733 shares.  Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(6)
This information is based upon a Schedule 13G filed by Robert S. Pitts, Jr., Steadfast Capital Management LP (“Steadfast Management”), Steadfast Advisors LP (“Steadfast Advisors”), Steadfast Capital, L.P. (“Steadfast Capital”), American Steadfast, L.P. (“American Steadfast”), and Steadfast International Master Fund Ltd. (the “Offshore Fund”) (collectively, the “Steadfast Affiliates”) with the SEC on February 17, 2015. Mr. Pitts (beneficial owner of 3,334,462 ordinary shares) is the managing member of Steadfast Management (beneficial owner of 3,197,708 ordinary shares) and Steadfast Advisors (beneficial owner of 136,754 ordinary shares). Steadfast Advisors has the power to vote and dispose of the securities held by Steadfast Capital (beneficial owner of 136,754 ordinary shares). Steadfast Management has the power to vote and dispose of the securities held by American Steadfast (beneficial owner of 1,176,678 ordinary shares) and the Offshore Fund (beneficial owner of 2,021,030 ordinary shares).  The Offshore Fund lists its address as c/o Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.  The other Steadfast Affiliates list their address as 450 Park Avenue, 20th Floor, New York, New York 10022.

(7)
Consists of (i) 9,095,640 Ordinary Shares directly or beneficially owned by Wix’s directors and executive officers; and (ii) 2,448,948 Ordinary Shares constituting the cumulative aggregate number of options and restricted share units granted to the executive officers and directors which will have vested prior to October 12, 2015 and have not been exercised as of August 13, 2015. The numbers include also the shares held by entities affiliated with Mangrove Capital Partners which Mr. Tluszcz may be deemed to share voting and dispositive power.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2014 by our five most highly-compensated executive officers is outlined in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2014, as filed with the SEC on March 31, 2015, a copy of which is available on our website at http://investors.wix.com/.

ITEM 1 – PROPOSAL TO RE-ELECT TWO DIRECTORS

Background

Our Board of Directors currently has nine directors, including two external directors within the meaning of the Companies Law.  Norbert Becker and Ron Gutler are our two external directors.  Norbert Becker, Yuval Cohen, Adam Fisher, Ron Gutler, Erika Rottenberg, Roy Saar and Mark Tluszcz qualify as independent directors under the listing standards of The NASDAQ Stock Market.  Each of Messrs. Becker and Gutler and Ms. Rottenberg is also independent under the independence requirements of Rule 10A-3(b)(1) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to independence criteria applicable to audit committee members.  Under our Articles of Association, our directors (other than the external directors) are divided into three classes with staggered three-year terms as follows:

•	the Class I directors are Adam Fisher and Erika Rottenberg, and their terms expire at our annual meeting of shareholders to be held in 2017;

•	the Class II directors are Yuval Cohen and Roy Saar, and their terms expire at the Meeting; and

•	the Class III directors are Avishai Abrahami, Giora Kaplan and Mark Tluszcz, and their terms expire at our annual meeting of shareholders to be held in 2016.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

You are being asked to re-elect our Class II directors, Yuval Cohen and Roy Saar, whose terms expire as of the date of the Meeting.

If re-elected at the Meeting, each of Messrs. Cohen and Saar will serve until the 2018 annual general meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.  In accordance with the Companies Law, each of Messrs. Cohen and Saar has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of Wix, taking into account the size and special needs of Wix.

During 2014, each of our directors attended more than 75% of our Board meetings and more than 75% of the meetings of each of the committees of the Board on which he or she serves.

The nominating and corporate governance committee of our Board recommended that each of Messrs. Cohen and Saar be re-elected to our Board as a Class II director at the Meeting.  Our Board approved this recommendation.

Biographical information concerning Messrs. Cohen and Saar, the nominees for re-election as Class II directors, and for each of the other directors is set forth below.

Yuval Cohen, 52, has served as a member of our Board since August 2013.  Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity firm established in January 2003, managing $1 billion that invests in Israeli-related technology and industrial companies.  From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund.  Mr. Cohen currently serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT), and of SodaStream International Ltd. (Nasdaq: SODA), as well as a director of several privately held portfolio companies of Fortissimo Capital.  Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Roy Saar, 45, has served as a member of our Board since January 2007.  Since 2011 Mr. Saar has been a consultant to Mangrove III Investment Fund, a European venture capital firm.  In 1998, he co-founded Sphera Corporation, a virtual servers technology vendor for SaaS providers.  In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider in Israel.  Mr. Saar is currently a member of the board of directors of several private companies.  Mr. Saar holds a B.A. in Business Administration and Economics from Tel Aviv University.

Class I Directors:

Adam Fisher, 39, has served as a member of our Board since November 2007.  Since March 2007, Mr. Fisher has served as a partner at Bessemer Venture Partners, a venture capital firm, and is the founder of the firm’s investment practice in Herzliya, Israel.  From 1998 to 2007, Mr. Fisher was a partner at Jerusalem Venture Partners, a venture capital firm based in Israel.  Mr. Fisher is currently a member of the board of directors of several private Bessemer Venture Partners portfolio companies.  Mr. Fisher holds a B.S. (with honors) in Foreign Service from Georgetown University.

Erika Rottenberg, 53, has served as a member of our Board since October 2014.  From July 2008 until September 2014, Ms.  Rottenberg served as Vice President, General Counsel and Secretary of LinkedIn Corporation, the world’s largest professional networking company on the internet.  Prior to LinkedIn, Ms.  Rottenberg served as Senior Vice President, General Counsel and Secretary for SumTotal Systems, Inc., a talent management enterprise software company, from March 2004 to July 2008, and served as a consultant to SumTotal through December 2008.  Prior to SumTotal, Ms. Rottenberg served in several roles, including most recently as Vice President, Strategic Development and General Counsel, at Creative Labs, Inc., a computer peripheral and digital entertainment product company.  Ms.  Rottenberg was also an attorney with the Silicon Valley-based law firm of Cooley LLP and, prior to law school, was a school teacher in Anchorage, Alaska.  Ms.  Rottenberg serves on the board of directors of the Girl Scouts of Northern California, the Center for Democracy and Technology (CDT) and the Silicon Valley Law Foundation.  She holds a J.D. from the University of California, Berkeley’s Boalt Hall School of Law and a B.S. in Special and Elementary Education from State University of New York at Geneseo.

Class III Directors:

Avishai Abrahami, 44, is our Co-Founder, and has served as our Chief Executive Officer since September 2010, as our director since October 2006, and as the Chairman of our Board since November 2013.  From 2004 to 2006, Mr. Abrahami served as Vice President of Strategic Alliances at Arel Communications & Software Ltd., a private Israeli company specializing in communication technology.  In 1998 he co-founded Sphera Corporation, a private company which develops software for managing data centers, and served as its Chief Technology Officer from 1998 until 2000 and as its Vice President of Product Marketing from 2000 until 2003.  In 1993, he co-founded AIT Ltd., a private Israeli software company, and served as its Chief Technology Officer until the company’s sale in 1997.  Mr. Abrahami served in the Israeli Defense Forces’ elite computer intelligence unit from 1990 until 1992.

Giora Kaplan, 45, is our Co-Founder, and has served as our Chief Technology Officer since March 2008, was our Co-Chief Executive Officer from 2006 to March 2008, and has served as director since 2006.  From 2004 to 2006, he served as a technology and product management consultant to several start-up companies.  Mr. Kaplan was the founder and Chief Executive Officer of Promotix Technologies Ltd., an Internet advertising and publishing company, from 1999 to 2001.  He also co-founded and served as Chief Technology Officer or Optimedia Ltd., an electronic and online publishing company, from 1992 to 1999.  Mr. Kaplan served in the Israeli Defense Forces’ elite computer intelligence unit from 1988 until 1991.

Mark Tluszcz, 49, has served as a member of our Board since June 2010 and as our lead independent director since October 2013.  Mr. Tluszcz is the Co-Founder and CEO of Mangrove Capital Partners, a leading venture capital firm with more than €500 million of assets under management, since 2000.  Mark was named to the Forbes Midas List in 2007, 2008 and 2009 as one of the top 100 global deal makers in technology and selected in 2012 and 2014 as one of the 100 most influential persons in Luxembourg. Mr. Tluszcz currently serves on the board of directors of FreedomPop, JobToday and Galencium.  Mr. Tluszcz holds a Bachelor of Arts degree with honors from Eckerd College, St. Petersburg, Florida.

External Directors:

Norbert Becker, 62, has served as a member of our Board since October 2014 and serves as an external director under the Companies Law.  Mr. Becker serves on the board and committees of a number of private companies in the financial services industry, including as a director and a member of the audit and remuneration committee of Paypal Europe since 2008.  From 2005 until 2011, Mr. Becker served as a director, chairman of the audit committee, and a member of the remuneration committee of Skype S.à.r.l.  In 2007, Mr. Becker was one of the co-founders of Compagnie de banque Privée, a private bank incorporated in Luxembourg and serves as Chairman.  Prior to that, Mr. Becker held various senior executive positions in Andersen Worlwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young.  Mr. Becker is involved with a number of international private equity firms, such as Edmond de Rothschild Group.  Mr. Becker also served on the board of BIP Investment Partners, a public investment firm based in Luxembourg.  He is the managing director of Intesa Sanpaolo Holdings International S.A., which is wholly owned by Intesa Sanpaolo, Mr. Becker is the Chairman of Lombard International Assurance S.A and he is the founding partner and Chairman of Atoz, a tax advisory firm.  Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University.

Ron Gutler, 57, has served as a member of our Board since July 2013 and serves as an external director under the Companies Law.  From May 2002 through February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance.  Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investment Ltd., a real estate company.  Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank.  He also established and headed the Israeli office of Bankers Trust.  Mr. Gutler is currently a director of Psagot Investment House, Psagot Securities, Poalim Securities USA Inc., and CyberArk Software Ltd., an Israeli information security company traded on NASDAQ, and a member of the Advisory Board of Poalim Real Estate, which is part of Poalim Capital Market Group.  Mr. Gutler holds a B.A. in Economics and International Relations and an M.B.A., both from the Hebrew University in Jerusalem.

Proposal

The shareholders are being asked to re-elect each of Messrs. Cohen and Saar as a Class II director for a term to expire at the 2018 annual general meeting of our shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Yuval Cohen be re-elected as a Class II director, to serve until the 2018 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

FURTHER RESOLVED, that Roy Saar be re-elected as a Class II director, to serve until the 2018 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Vote Required

           See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the re-election of each of Messrs. Cohen and Saar as a Class II director for a term to expire at the 2018 annual general meeting.

ITEM 2 - PROPOSAL TO ADOPT AN AMENDED INDEMNIFICATION AGREEMENT
FOR DIRECTORS AND OFFICERS

Background

Israel’s Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our directors and officers, subject to certain conditions and limitations.  Prior to our IPO in November 2013, our Board and shareholders approved Indemnification Agreements for all our directors and officers.

 In light of the Company’s interest in continuing to attract and retain highly qualified directors and officers, our Compensation Committee and Board believe that it is in the best interest of the Company and its shareholders to update the Company’s existing Indemnification Agreements to reflect current best practices.  The proposed Form of Indemnification Agreement is attached hereto as Annex A and is marked to reflect the proposed changes made to the original form that was approved in the past.

Pursuant to the Companies Law, the adoption of the amended Indemnification Agreement must be approved by the Compensation Committee, the Board and shareholders.

In accordance with these requirements, our Compensation Committee reviewed and adopted the amended Indemnification Agreement for the Company’s directors and officers serving from time to time in such capacity.  Our Board subsequently approved the amended Indemnification Agreement and recommended that it be adopted by our shareholders.

Proposal

The shareholders are being asked to adopt the following resolution:

RESOLVED, to adopt Wix.com Ltd.’s amended D&O Indemnification Agreement in the form attached as Annex A hereto.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the adoption of the amended D&O Indemnification Agreement.

ITEM 3 – PROPOSAL TO APPROVE THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF
OUR 2014 CONSOLIDATED FINANCIAL STATEMENTS

Background

Our Audit Committee and Board have appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2013	2014
	(in thousands)
Audit fees (1)	$745	$416
Audit-related fees (2)	6	42
Tax fees	24	87
Total	$775	$545
______________

(1)
“Audit fees” are the aggregate fees paid for the audit of our annual financial statements.  This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)
“Audit-related fees” are the aggregate fees paid for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees.  These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

Representatives of Kost Forer Gabbay & Kasierer will attend the Meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the Meeting.  In accordance with Section 60(b) of the Companies Law, you are invited to discuss our 2014 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2014, including our 2014 audited consolidated financial statements, is available at the “Investor Relations” portion of our website, www.wix.com.  To have a printed copy mailed to you, please contact us at Wix’s executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, tel: +972-3-545-4900, email: ir@wix.com.

Proposal

The shareholders are being asked to adopt the following resolution:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Wix.com Ltd.’s independent public accountants for 2015 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement.  If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

SHAREHOLDER PROPOSALS FOR 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting.  To be considered for inclusion in the Company’s proxy statement for our 2016 annual general meeting of shareholders pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, Attn: Corporate Secretary, and must otherwise comply with the requirements of Israel’s Companies Law.  The written proposal must be received by the Company not less than 90 calendar days prior to the first anniversary of the Meeting (i.e., no later than June 19, 2016; provided that if the date of the 2016 annual general meeting of shareholders is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the 7th calendar day following the day on which we call and provide notice of the 2016 annual general meeting of shareholders.

We currently expect that the agenda for our annual general meeting of shareholders to be held in 2016 will include (1) the election (or reelection) of Class III directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2015 and the auditors’ report for this period.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the Exchange Act); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such Ordinary Shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of Ordinary Shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2016 annual general meeting of shareholders, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under Israel’s Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the board of directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the board of directors, and (ix) any other information reasonably requested by the Company.  We shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  The Company may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2016 annual general meeting of shareholders in accordance with Rule 5C of Israel’s Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2015 is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” section of the Company’s website at www.wix.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors, AVISHAI ABRAHAMI Chairman of the Board of Directors

Dated: August 17, 2015

Annex A

Form of D&O Indemnification Agreement

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of ___________, is entered into by and between Wix.com Ltd., an Israeli company, whose address is 40 Namal Tel Aviv St., Tel Aviv, Israel (the “Company”), and Indemnitee set forth on the signature page hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an office holder (nose misra) (an “Office Holder”), as such term is defined in the Companies Law, 5759–1999 (the “Companies Law”);

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining highly competent persons, such as Indemnitee, is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company to obligate itself contractually to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee's need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement, and provide for insurance and exculpation of Indemnitee as set forth in this Agreement; and

WHEREAS,
the Indemnitee may have other rights of indemnification and/or insurance provided by third parties which the Indemnitee intends to be secondary to the primary obligation of the Company to indemnify the Indemnitee and to the insurance policy of the Company as provided herein, with the Company’s acknowledgement and agreement to the foregoing being a material condition to Indemnitees' willingness to serve as an Office Holder of the Company.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company agrees to indemnify and hold harmless Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.5 below, imposed on Indemnitee due to or in connection with an act performed by Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act or omission and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below)), with respect to Indemnitee’s Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.
Any financial liability imposed on Indemnitee or incurred by Indemnitee in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court. For purposes of Section 1 of this Agreement, the term “person” shall mean a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable litigation Expenses (as defined below), including, without limitation, attorney’s fees and the fees and expenses of investigators, accountants and other experts, incurred by Indemnitee or charged to Indemnitee by court, (i) in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person ~~on the Company’s behalf~~; or (ii) in any criminal proceeding in which Indemnitee is acquitted; or (iii) in any criminal proceeding in which Indemnitee is convicted of an offense that does not require proof of criminal intent;

1.1.3.
Reasonable litigation Expenses, including, without limitation, attorney’s fees and the fees and expenses of investigators, accountants and other experts, incurred by Indemnitee as a result of an investigation or proceeding instituted against Indemnitee by an authority authorized to conduct such investigation or proceeding, which: (i) is Concluded Without The Filing of An Indictment (as defined below) against Indemnitee and without the imposition on Indemnitee of any Financial Obligation In Lieu of Criminal Proceedings (as defined below), or (ii) which is Concluded Without The Filing Of An Indictment against Indemnitee, but with the imposition on Indemnitee of a Financial Obligation In Lieu of Criminal Proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction; and

1.1.4.
Any financial obligation imposed upon Indemnitee and reasonable litigation Expenses, including, without limitation, reasonable attorney’s fees, incurred by Indemnitee as a result of an Administrative Proceeding (as defined below) instituted against Indemnitee. Without derogating from the generality of the foregoing, such obligation or expense will include a payment that Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, 5728-1968 (the “Securities Law”) and E~~e~~xpenses that Indemnitee incurred in connection with a proceeding under Chapters H’3, H’4 or I’1of the Securities Law, including reasonable legal E~~e~~xpenses, which term includes attorney’s fees.

1.1.5.	Any other event, occurrence or circumstances for which the Company may lawfully indemnify an Office Holder or shareholder of the Company.

1.1.6.	For purposes of this Section 1.1:

1.1.6.1.
The term “Concluded Without The Filing of An Indictment” regarding a matter in which a criminal proceeding was initiated, means the closing of a file pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (the “Criminal Procedure Law”) or a stay of process by the Attorney General pursuant to Section 231 of the Criminal Procedure Law; and

1.1.6.2.
a “Financial Obligation Imposed in Lieu of a Criminal Proceeding” means a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for committing an offense categorized as a finable offense pursuant to the provisions of the Criminal Procedure Law or a penalty.

1.1.6.3.
The term “Administrative Proceeding” shall mean a proceeding pursuant to Chapter H’3 (Imposition of Financial Sanctions by the Securities Authority), H’4 (Imposition of Administrative Enforcement Measures by the administrative Enforcement Committee) or I’1 (Arrangement to Prevent the Initiation of Proceedings or to Conclude Proceedings, Subject to Conditions) of the Securities Law.

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorney’s fees and all other costs, expenses and obligations paid or incurred by  Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any Indemnifiable Event. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such costs or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.3.

1.2.
Notwithstanding anything herein to the contrary, the Company shall indemnify Indemnitee under Section 1.1 only with respect to the events described in Exhibit A (attached). The Board has determined that the events listed in Exhibit A are reasonably foreseeable in light of the operations of the Company.

The maximum amount of indemnification payable by the Company to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (respectively the “Limit Amount” and the “Indemnifiable Persons”), per each Indemnifiable Event, shall not exceed the higher of the following: (i) in relation to indemnity connected with an offering to the public of the Company’s securities — the cumulative amount of the proceeds deriving to the Company and/or to a shareholder who sold securities, in the scope of such public offering; or (ii) in relation to indemnity connected with all types of events, including in connection with an offering to the public of the Company’s securities, the higher of (x) an amount equal to 50% of the Company’s net assets, measured by the consolidated balance sheet of the Company last published prior to the time that notice is provided to the Company; or (y) USD$ 30 million.

The Limit Amount shall be in addition to any amount paid (if paid) under an insurance policy and/or by a third party pursuant to any such indemnification arrangement.

If the Limit Amount is insufficient to cover all the indemnity amounts payable to all Indemnifiable Persons, then such amount shall be allocated to the Indemnifiable Persons pro rata according to the percentage of their culpability, as determined by a court for the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons.

1.3.
If so requested by Indemnitee, and subject to the Company’s reimbursement right set forth in Section 5 below, the Company shall advance amounts to cover Indemnitee’s Expenses for which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The advances to be made hereunder shall be paid by the Company directly to Indemnitee’s legal and other advisors as soon as practicable, but in any event no later than fifteen (15) days after the Company receives a written demand from Indemnitee. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
Subject to the limitations set forth in Section 1.1 and 1.2 above and in Section 2, the Company agrees to indemnify and hold harmless Indemnitee for and, if requested by Indemnitee, advance to Indemnitee (i) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by Indemnitee for indemnification by the Company under any provision of this Agreement, or under any other agreement or insurance policy or applicable law, and/or (ii) any and all Expenses actually and reasonably paid or incurred by Indemnitee in connection with any claim by the Company or any other person to enforce their respective rights under any provision of this Agreement, or under any other agreement or insurance policy or applicable law.  Subject to the limitations set forth in Section 1.1 and 1.2 above and in Section 2, no indemnity shall be paid by the Company under this section if there has been a finding, to which all rights of appeal have either lapsed or been exhausted, that each of the material assertions or defenses, as the case may be, made by Indemnitee in connection with such claim was frivolous or not made in good faith.

1.5.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as  Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.6.
Indemnitee shall be covered by the insurance policy or policies providing liability insurance for directors and officers of the Company, in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies.

1.7.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to its insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of each Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer that is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

2.1.
Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance for which it is prohibited to do so under the Companies Law; or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee, other than: (a) by way of defense or by way of third party notice in connection with a claim brought against Indemnitee, or (b) in specific cases in which the Board has approved the initiation or bringing of such claim by Indemnitee, or (iii) any claim arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any similar applicable law of any jurisdiction, if Indemnitee is held liable therefor after a final adjudication to which all rights of appeal have either lapsed or been exhausted.

2.2.
Notwithstanding the above, for as long as it is prohibited under the applicable laws, the Company shall not indemnify or advance Expenses to Indemnitee in respect of Indemnitee's financial liability, ~~which may be incurred by Indemnitee with respectto~~where there has been a finding in a final adjudication, to which all rights of appeal have either lapsed or been exhausted, that there has been: (i) a breach of a duty of loyalty by Indemnitee, except to the extent that Indemnitee acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company, (ii) a breach of the duty of care committed intentionally or recklessly by Indemnitee, excluding a breach arising out of the negligent conduct of Indemnitee, (iii) an act or omission committed by Indemnitee with the intent to derive illegal personal benefit, (iv) a fine or forfeit levied against Indemnitee, or (v) a liability by the Indemnitee in~~(~~where there is a~~ny~~ claim arising from the purchase and sale by Indemnitee of securities in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any similar applicable law of any jurisdiction.

2.3.
Without derogating from the above, the Company shall enter into an agreement to insure Indemnitee for any liability that may be imposed on Indemnitee in connection with an act (or an omission) performed by Indemnitee in a Corporate Capacity as permitted according to the Companies Law.

3.	ADVANCEMENT OF EXPENSES.

3.1.
In the event that the Company provides indemnification or advancement of Expenses under Section~~s~~ 1~~.1.2 and/or 1.1.3~~ above, and thereafter, in respect of the same act, event or circumstance for which such indemnification or advance of Expenses under Section~~s 1.1.2 and/or~~ 1~~.1.3~~ was provided to Indemnitee: (i) a financial obligation in lieu of a criminal proceeding for an offense that requires proof of mens rea is imposed on Indemnitee; and/or (ii) Indemnitee is convicted of an offense that requires mens rea, as applicable, and/or (iii) there has been a finding in a final adjudication, to which allrights of appeal have either lapsed or been exhausted, that Indenitee was not entitled tosuch indemnification or advancement of Expenses pursuant to the Agreement, then, within sixty (60) days of receipt of a written demand by the Company to such effect, Indemnitee shall repay to the Company all amounts previously paid by the Company as indemnification or advancement of Expenses in respect of such act, event or circumstance.

3.2.	Indemnitee’s obligation to reimburse the Company for any advanced Expenses or other sums paid hereunder shall be deemed a loan given to Indemnitee by the Company.

4.	SUBROGATION.

4.1.
Except as set forth in Section 4.2 below, in the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by third parties (other than subsidiaries of the Company or any party that is an affiliate of the Company (collectively, the “Secondary Indemnitors”)).  The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii) that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 4.2.

5.	REIMBURSEMENT.

Except as set forth in Section 4.2 above, the Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company and its shareholders, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and only to the extent that such failure to provide notice materially and adversely prejudices the Company’s by the forfeiture of substantive rights or defenses. Notice to the Company shall be directed to the Chief Executive Officer, ~~or~~ Chief Financial Officer or General Counsel of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company and reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ Indemnitee’s own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at Indemnitee’s expense, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) Indemnitee and the Company shall have concluded, or independent counsel who is reasonably reputable with experience in the relevant field has opined in writing, that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action, in which cases the reasonable fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without Indemnitee’s prior written consent. Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in Indemnitee’s name without Indemnitee’s prior written consent.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to their advisors and representatives as shall be within Indemnitee' power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXEMPTION AND EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby exempts, exculpates and releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law, any insurance policy or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity as a result of Indemnitee serving as an Officer Holder of the Company.  The Company hereby represents and warrants to Indemnitee that no other Officer Holder of the Company has any indemnification rights that are more beneficial than those contained in this Agreement.  If any other Office Holder of the Company shall receive any indemnification rights that are more beneficial than those contained in this Agreement, then, subject to any restrictions under applicable law, this Agreement shall be promptly amended to contain such terms, and if the Company should fail to properly amend this Agreement pursuant to this Section 9, this Agreement shall be deemed to have automatically been amended so that such terms will apply to Indemnitee hereunder.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, amounts paid in settlement after the prior consent of the Company, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	POST FACTUM INDEMNIFICATION.

For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement or in the above referenced resolutions derogate from the Company’s right to indemnify Indemnitee post factum for any amounts which Indemnitee may be obligated to pay, to the maximum extent permitted by the Companies Law, provided that such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

12.	INCREASE IN AMOUNT OF INDEMNIFICATION.

This Agreement shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the amount of available insurance or due to the fact that the Company is unable to acquire insurance covering the Indemnifiable Events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

13.	COMPANY UNDERTAKINGS.

The undertakings of the Company pursuant to this Agreement shall be widely construed and in a manner designated to give them effect, to the fullest extent permissible under law. In the event of any contradiction between the provisions of this Agreement and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.  The Company shall perform any reasonable action controlled by the Company to execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.	ENFORCEMENT.

The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce the Indemnitee to serve as an Office Holder of the Company and the Company acknowledges that the Indemnitee is relying upon this Agreement in serving as an Office Holder of the Company.

15.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders and shareholders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Securities Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

16.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted  in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

17.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three (3) business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

18.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions. The Company and Indemnitee each hereby irrevocably consent to the jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding that arises out of or relates to this Agreement.

19.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement, including, without limitation, any prior indemnification agreement.

20.	COUNTERPARTS.

This Agreement may be executed and delivered by email or facsimile signature and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner that will adversely effect the provisions of this Agreement.

This Agreement is being executed pursuant to the resolutions adopted by the Board of Directors of the Company on May 5th, 2015 and by the shareholders of the Company on September 21st, 2015. The Board of Directors has determined, based on the current activity of the Company, that the indemnification provided hereunder is reasonable in light of the circumstances and that the events listed in Exhibit A are reasonably anticipated.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Agreement as of the date first mentioned above, in one or more counterparts.

Wix.com Ltd.
By:
Name and title:

Indemnitee
Name:
Signature:

EXHIBIT A*

INDEMNIFIABLE EVENTS
1.
Claims in connection with employment relationships with employees of the Company, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers and other service providers.

2.
Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, acts of commercial wrongdoing, approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care with respect to the Company’s business.

3.
Violation, infringement or any other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing, hosting, or providing any, data, content or information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.
Any claim or demand in connection with: (a) cyberattacks on the Company and/or its subsidiaries and/or any of their computer network or system products and services, including without limitation, use of malicious code to alter computer code, logic or data, information and identity theft, Malware, pharming, phishing, spamming, spoofing, spyware, trojans and viruses, denial-of-service and distributed denial-of-service attacks; and (b) breaches of data, including, without limitation, any event in which sensitive, protected or confidential data, whether relating to the Company, any of its subsidiaries, their custimers, users, vendors or any other person or entity, has potentially been viewed, stolen or used by an individual unauthorized to do so.

5.
Violations of securities laws of any jurisdiction, including, without limitation, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders and the investment community; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance of any type of securities of Company, including, without limitation, the grant of options to purchase any of the same.

6.
Liabilities arising in connection with any products or services developed, distributed, sold, provided, licensed or marketed by the Company, and any actions in connection with the distribution, sale, license or use of such products.

7.
The issue of securities (including an issue of securities that does not come to actual fruition) in Israel and abroad, including and without derogating from the generality of the foregoing, an offer of securities to the public pursuant to a prospectus, a private placement, sale offer, issue of bonus shares or offer of securities in any other way, including, but without limitation, a prospectus or registration statement for an initial public offering including public offerings in NYSE, NYSE MKT and NASDAQ.

8.	An event arising from the fact of the Company being a publicly traded company or arising from the fact that the shares of the Company are traded on a stock exchange in the US or abroad.
9.
Events in connection with an actual or proposed change in ownership or in the structure of the Company, its reorganization, dissolution, or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, change in capital.

10.
Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, including the sale, lease or purchase of any assets or business, receiving and granting credit and the giving or receiving of collateral security, including contracting under finance agreements with banks and/or other financial entities for purposes of financing transactions or contractual arrangements, including a transaction with an interested party.

11.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf.

12.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

14.
A report or notice lodged according to the Companies Law or the Securities Law, including regulations made pursuant thereto, or according to rules or directives currently applied by on a Stock Exchange in Israel or abroad, or according to a law of another country which regulates similar matters and/or the failure to submit such report or notice.

15.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings.
16.
Any act or a derivative thereof connected with the adopting of financial reporting according to international financial reporting standards (IFRS) and accepted accounting principles in the USA (US GAAP) or any financial reporting standards practiced by the Company or its subsidiaries, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

17.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise.
18.	Actions taken pursuant to or in accordance with policies and procedures of the Company (including tax policies and procedures), whether such policies and procedures are published or not.
19.	An act or a derivative thereof that is contrary to the Company's Articles of Association.
20.	Implementing of a tender offer and/or a sale offer and any proceeding, opinion, document and/or report in connection therewith.
21.
Any claim and/or demand in relation to non-disclosure or failure to supply any sort of information at the time required according to law and/or in connection with a misleading or faulty disclosure of such information, to third parties, and included in this to the holders of the Company’s securities and/or potential holders of securities, including in regard to a public offering, allotment, distribution, purchase, holding and/or connection with securities of the Company and/or any other investment activity involving and/or affecting the Company’s securities.

22.	Resolutions and/or actions relating to environmental matters.
23.	Resolutions and/or actions in connection with the approval of financial statements of the Company or its subsidiaries.
24.	Representations and warranties made in good faith in connection with the business of the Company or its subsidiaries.
25.	Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company or its subsidiaries.
26.	Resolutions and/or actions relating to the operations and management of the Company or its subsidiaries.
27.	Resolutions and/or actions in connection with a subsidiary or a company affiliated with the Company.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which Indemnitee serves in a Corporate Capacity.